

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 2, 2007

via U.S. mail and facsimile

Mr. Song Jinan
Chief Executive Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People's Republic of China

> **Re:** **China-Biotics, Inc.**
> **Amendment No. 6 to Registration Statement on Form SB-2**
> **Filed October 12, 2007**
> **File No. 333-132670**
>
> **Form 10-KSB for the Fiscal Year Ended March 31, 2007**
> **Filed June 21, 2007**
> **File No. 333-110733**

Dear Mr. Jinan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

1. Please monitor your need to provide interim financial statements in accordance with Item 310(g) of Regulation S-B. If you update the registration statement to include interim financial statements, please correspondingly update all of the related disclosure in the Form SB-2.

2. We will monitor your compliance with prior comments number 11 and 13 when you file an amended Form 10-KSB for the fiscal year ended March 31, 2007. We may have further comment at that time.

3. We note that the organizational chart that appears on page 2 is in a font that makes it illegible. In your next amendment please increase the font size.

Unaudited Parent Company Condensed Financial Statements, page F-51

4. We note from your response to prior comment number ten you included "unaudited condensed consolidated financial statements for the Company, which is solely a holding company, for the most recently ended fiscal year." Please note Rule 12-04 of Regulation S-X requires audited condensed financial information as to financial position, changes in financial position and results of operations as of the "same dates and for the same periods for which audited consolidated financial statements are required." As such, you will need to amend your presentation to provide audited parent-only financial statements. Further note that the presentation of interim periods is not required.

5. We note your disclosure that "We caution you that this treatment is different from the presentation of audited financial statements for the year ended March 31, 2006 and 2007 and unaudited financial statements for the three months ended June 30, 2006 and 2007 included in this Form SB-2, in which SGI, the accounting acquirer, has been treated as the parent company." Please explain why you have provided this disclosure in your filing.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Eric Simonson, Esq. (by facsimile)
J. Davis
J. O'Brien
D. Levy
T. Levenberg